Linktone Strengthens Management Team

SHANGHAI, China, January 2, 2006 — Linktone Ltd. (Nasdaq: LTON), a leading provider of wireless interactive entertainment products and services to consumers in China, today announced the appointments of Richard Xu and Liaoyuan Du to the newly created positions of Senior Vice President, Operation and Senior Vice President, Sales, respectively, in order to further strengthen the management team.

Mr. Xu comes from an extensive background in the telecommunications industry with over 16 years of business operations and executive management experience. Mr. Xu will be responsible for business integration and operation. He joins Linktone from China Netcom where he was Vice President of China Netcom’s International Corporation where he reported directly to China Netcom’s CEO. Richard worked for data products and services for China Netcom Corporation Ltd., where he launched CNC Connected initiative, which built one of the most successful telecom service brand in the country’s telecom industry for data services and achieved break through results in both user base and revenue. In an earlier capacity at China Netcom, Mr. Xu was the Chief Executive Officer of China Netcom’s subsidiary, ChinaMotion.com, Inc. an online gaming company. Prior to China Netcom, Mr. Xu held positions as Marketing Director of Digital Equipment Corp., South China General Manager of Microsoft Corporation and Chief Representative of Town Sky Technology Ltd. Mr. Xu received his master’s degree in engineering from the Chinese Academy of Sciences.

Mr. Du has over 20 years of sales and marketing experience. Mr. Du’s responsibilities include sales and local marketing. Prior to joining us, Mr. Du was Deputy General Manager of the wireless value-added services unit of Asia Info. Prior Asia Info., Mr. Du held senior positions as Sales Director of Harris China, Vice President of Xian NEC and Deputy Research and Development Director of the Fourth Research Institute of the Ministry of Post and Telecommunications. Mr. Du received his master’s degree in engineering from Changchun Institute of Post and Telecommunication.

Raymond Yang, Chief Executive Officer, stated, “With the appointments of Richard Xu and Liaoyuan Du to the company, Linkone has made key additions to its management team and further enhance management’s breadth and depth so as to continue its momentum in maintaining a clear leadership position in the wireless value-added services industry in China. Linktone continuously strives to deliver the highest quality technology and cutting-edge products and services to meet the rapidly growing demands of China’s mobile users. These two senior executives bring a high level of sales, marketing, and operations experience to the Linktone management team, which we believe will successfully lead us to the next stage of development. We are excited to begin 2006 with the right resources needed to execute on our corporate objectives for the upcoming year.”

Linktone also reported that, Michael Li, has resigned as Chief Operating Officer and will leave the Company effective January 3, 2006 in order to pursue other career options. Mr. Li joined Linktone in April 2003 and has played an important role in the growth of the Company’s wireless business over the past 2 years. “We wish Michael all the best in his future endeavors,” added Mr. Yang.

About Linktone Ltd.

Linktone Ltd. is a leading provider of wireless interactive entertainment products and services in China. Linktone provides a diverse portfolio of services to wireless consumers, with a particular focus on media, entertainment and communications. These services are promoted through the company’s own marketing channels and through the networks of the mobile operators in China. Through in-house development and alliances with international and local branded content partners, the company develops, aggregates, and distributes innovative and engaging products to maximize the breadth, quality and diversity of its offerings. Linktone categorizes China’s wireless services landscape as “MAGIC” — Music, Advanced Gaming, Graphics, Instant Messaging and Community.

Forward-Looking Statements

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” and similar statements. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to: the risk that Linktone’s SMS and IVRS offerings will not position it effectively for the development of 3G products; the risk that Linktone could be subject to penalties or suspensions for violations of the mobile operators’ policies, even if the violations are inadvertent; the possibility that the mobile operators in China may continue to adopt new compliance and service initiatives, or change the manner in which they enforce their policies, which could further adversely affect Linktone’s sales and marketing efforts or other aspects of its business; and the risk that sales of 2.5G and audio-related services will not continue to grow for whatever reason; the risk that Linktone will be unable to successfully develop new revenue streams that complement wireless value-added services; the risk that Linktone cannot enhance its relationship with China Mobile or increase volume with China Unicom; the risk that the new channels with China Netcom and China Telecom will not develop as management anticipates; Linktone’s ability to effectively integrate its recent acquisitions including its strategic investment in 9sky, with existing operations; whether such acquisitions will be accretive to Linktone’s earnings for full-year 2005; the extent to which new revenue streams and market opportunities will materialize from Linktone’s acquisitions; Linktone’s ability to leverage the Brilliant acquisition to build a community of casual gamers across online and wireless platforms and to compete effectively in the online casual gaming market in China. Additional risks include: the risk that Linktone will be unable to compete effectively in the wireless value-added services market in China; the difficulties inherent in developing from a company focused on wireless value-added services to a provider of diverse wireless interactive entertainment services; the risk that operating expenses could fluctuate for unanticipated reasons in future periods; uncertainty regarding Linktone’s ability to attract and retain qualified personnel at all levels, particularly senior management; the risk that changes in Chinese laws and regulations, or in application thereof by governmental authorities, including, for example, tax laws, could adversely affect Linktone’s financial condition and results of operations; and the risks outlined in Linktone’s filings with the Securities and Exchange Commission, including its registration statement on Form F-1 and annual report on Form 20-F. Linktone does not undertake any obligation to update this forward-looking information, except as required under applicable law.

Investor Relations
Lily Jiang Linktone Ltd. Tel: 86-21-6361-1583 Email: ir@linktone.com	Brandi Piacente The Piacente Group, Inc. Tel: 212-481-2050 Email: brandi@tpg-ir.com